Exhibit 99.1

Sierra Metals Announces Receipt of Its Environmental Permit for a 20% Increase of Throughput to 3,600 TPD at Its Yauricocha Mine, Peru

TORONTO--(BUSINESS WIRE)--March 16, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or the "Company") has received an Informe Tecnico Sustentatorio (“ITS”) permit from the Peruvian Ministry of Environment through its Agency SENACE. The ITS is a key permitting milestone and the second to last step for the Company on receiving approval to increasing the permitted throughput of the Chumpe Plant, located at the Yauricocha Mine, to 3,600 tonnes per day ('TPD').

Luis Marchese, CEO of Sierra Metals, commented: "I am delighted with the receipt of the ITS permit. The Company may now submit the required documentation for an Informe Tecnico Minero (“ITM”) permit, which is the final step in the process to permit an increased throughput at Yauricocha to 3,600 TPD. The Company expects to receive the ITM permit in the second quarter of 2021. This permit would allow a 20% increase in throughput and assist the Company in maintaining its annual production guidance.

Additionally, we continue focusing on the completion of the Prefeasibility Study at Yauricocha, which examines increasing throughput to 5,500 TPD starting in 2024, as well as on the Prefeasibility Studies examining increases at Bolivar to 10,000 TPD and Cusi to 2,400 TPD."

He Concluded: "2021 continues to be an exciting time for the Company as we continue with organic growth plans including significant brownfield and greenfield exploration programs to support future mineral resource and production growth. Management also continues to focus on improving and modernizing our mine operations, increasing operating efficiencies to improve productivity and reduce costs."

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

Sierra is currently in a quiet period as per the Company’s press release of January 8, 2021. As such, the Company is unable to engage directly with shareholders at this time. The Company does not intend to provide announcements or updates unless or until it determines that further disclosure is appropriate or necessary.

For further information regarding this press release, please visit www.sierrametals.com or email us at info@sierrametals.com.

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This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, " forward-looking information "). Forward-looking information includes, but is not limited to, statements with respect to the results of the strategic review process. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
Vice President, Investor Relations
Sierra Metals Inc.
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.